Exhibit 99.2

Voicemail Announcement to Employees

Voicemail to be issued at 6:45 am on Friday, September 16 (day of announcement)

To:	Imagistics Employees
From:	Marc Breslawsky

Good morning to all Imagistics employees. This is Marc Breslawsky, Chairman and CEO. I have exciting news. Today, Océ N.V., a Netherlands based, global leader in the copier, printer and document management industry, announced that it will launch a friendly tender offer to buy all of the outstanding Imagistics shares. What this means is that Océ will acquire Imagistics if the tender is successful.

If the tender is successful, Imagistics will be named “Oce Imagistics” and will be the largest Océ operating company in North America. Effective January 1, 2006, I will lead Océ’s entire North American business and be elected to Océ’s Executive Board, and Joe Skrzypczak will head up the Océ Imagistics business serving the office market in the United States. The Océ Imagistics headquarters will remain in Trumbull, Connecticut.

What does this mean to the Imagistics employee and customer? From a business perspective, this means that we can serve the high volume, commercial printing, facilities management, and software needs of a global customer base. We will continue the best of breed strategy for our products in segments 1-5, complemented by Océ’s high volume products in segments 5-6. From a personal perspective, for the overwhelming number of Imagistics employees, we do not anticipate major changes.

Océ clearly recognizes the great work that has been done by Imagistics employees since the spin-off from Pitney Bowes. We believe they are attracted to the quality of our people, our business model, and our excellent results over the past three and one half years. The two companies have a common culture and their products and markets complement each other perfectly. We believe this transaction is in the best interests of Imagistics employees, customers, suppliers and shareholders.

To learn more about this exciting opportunity, today your manager will be hosting a webcast in your local conference room. If you are not in the office today, you may view the webcast after 5:30 pm on the Employee Portal. The webcast will have slides and I will give a verbal presentation. There will be an opportunity for employees to ask questions following my presentation.

We have emailed to you a schedule of webcasts and meetings. Please check your email and participate in the webcast. I look forward to speaking with you to provide more information on this exciting opportunity.

This announcement does not constitute an offer to purchase or a solicitation of an offer to sell any securities. The tender offer for the outstanding shares of Imagistics common stock described in this announcement has not commenced. Any offers to purchase or solicitation of offers to sell will be made only pursuant to a tender offer statement and a solicitation/recommendation statement filed with the Securities and Exchange Commission. The tender offer statement (including an offer to purchase, a letter of transmittal and other offer documents) and the solicitation/recommendation statement will contain important information and should be read carefully before any decision is made with respect to the tender offer. Those materials will be made available to all shareholders of Imagistics at no expense to them. In addition, all of those materials (and all other offer documents filed with the SEC) will be available at no charge on the SEC’s web site (http://www.sec.gov).